Exhibit 99.2

OPERATING AND FINANCIAL REVIEW AND PROSPECTS.

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes included as Exhibit 99.1 to the Report of Foreign Private Issuer on Form 6-K to which this Operating and Financial Review and Prospects is attached, or the Form 6-K. The discussion below contains forward-looking statements (within the meaning of the United States federal securities laws) that are based upon our current expectations and are subject to uncertainty and changes in circumstances. Actual results may differ materially from these expectations due to inaccurate assumptions and known or unknown risks and uncertainties, including those identified in “Forward-looking Statements and Factors that May Affect Future Results of Operations”, below, as well in the “Risk Factors” in Item 3.D of our Annual Report on Form 20-F for the year ended December 31, 2013 and in the “Risk Factors” appended as Exhibit 99.3 to the Form 6-K on August 7, 2014.

Overview of Business and Trend Information

We are a leading global provider of additive manufacturing, (“AM”), solutions for the creation of parts used in the processes of designing and manufacturing products and for the direct manufacture of end parts. Our solutions are sold under eight brands, with products ranging from entry-level desktop 3D printers to systems for rapid prototyping, (“RP”), and large production systems for direct digital manufacturing, (“DDM”), and related service offerings. We also develop, manufacture and sell materials for use with our systems. We believe that the range of more than 130 3D printing consumable materials that we offer is the widest in the industry. Our service offerings include professional services as well as paid parts. We conduct our business globally, and our main operational facilities are located in the United States, Israel, Germany, Hong Kong, Japan and Brazil. We have more than 2,800 employees and hold more than 550 granted or pending additive manufacturing patents globally.

We believe that the proliferation of 3D content, advancements in additive manufacturing technology platforms and the introduction of improved materials will continue to drive market growth. Accordingly, we will continue to invest in our R&D efforts, which focus on enhancing our 3D printing technologies and developing consumables that offer an even broader array of physical, mechanical and aesthetic properties, thereby broadening user applications. We also intend to invest in the identification of new DDM applications for which our proprietary printing technologies and materials are appropriate and to encourage existing and potential customers to identify new applications by, among other things, increasing awareness of the features of our technology and product offerings. To this end, we have recently made acquisitions that we believe will help us develop in these areas of additive manufacturing and 3D printing.

We believe that desktop 3D printers are becoming a mainstream tool across many market segments. Desktop 3D printer usage has shown rapid growth, with the introduction and adoption of affordable entry-level 3D printers and increased availability of content. These entry-level desktop printers are driving substantially increased market adoption. We expect that the adoption of 3D printing will continue to increase over the next several years, both in terms of RP and DDM applications. We believe that the expansion of the market will be spurred by increased proliferation of 3D content and 3D authoring tools (3D CAD and other simplified 3D authoring tools). We also believe that increased market adoption of 3D printing will be facilitated by continued improvements in 3D printing technology and greater affordability of entry-level systems.

With the introduction of entry-level systems, we have seen unit volume increase faster than revenues growth, and we expect that trend to continue in the near future. As we have developed appropriate sales channels, unit sales of our lower price systems have accelerated, resulting in lower overall margins on the sale of our systems. We will also address the continuing increased demand in the market for higher-end systems, through which we believe we will increase our installed base and sales of related consumables, and consequently our overall revenues and profits. However, there can be no assurance that we will be able to increase our revenues sufficiently to maintain or increase our current profitability.

We may make other investments in strategic acquisitions, property, plant and equipment, process improvements, information technology, or IT, and human resource activities that will be required for future growth. Our expense levels are based in part on our expectations of future sales, and we will make adjustments that we consider appropriate. While we have adjusted, and will continue to adjust, our expense levels based on both actual and anticipated sales, fluctuations in sales in a particular period could adversely impact our operating results.

Recent acquisitions

On July 14, 2014 we completed the acquisition of 100% of the outstanding shares of Solid Concepts Inc. (“Solid Concepts”), an independent additive manufacturing service bureau for a total consideration of approximately $187.0 million.

In exchange for 100% of the outstanding shares of Solid Concepts we issued 978,601 ordinary shares and paid cash upon closing in the amount of $40.8 million. We will also pay additional cash payment deferred for six months after the Solid Concepts transaction date in the amount of $3.8 million, as well as, deferred payments in three separate annual installments after the Solid Concepts transaction date that were evaluated and recorded at a fair value of $44.5 million as of Solid Concepts transaction date. Subject to certain requirements for cash payments, we retain the discretion to settle the deferred payments in our shares, cash or any combination of the two. The deferred payments are also subject to certain adjustments based on our share price.

Under the terms of the definitive agreement, certain of Solid Concepts’ employees may also qualify for retention-related and other payments of $76.4 million, based on the our share price as of the Solid Concepts transaction date, of which, $19.0 million was paid in cash upon closing and were expensed as incurred. The remaining $57.4 million will be paid in three separate annual installments.

Subject to certain requirements for cash payments, we retain the discretion to settle any of the amounts payable in our shares, cash or any combination of the two. These amounts are also subject to certain adjustments based on our share price and other adjustments.

On August 1, 2014, we acquired 100% of the outstanding shares of Harvest Technologies Inc. (“Harvest”), a specialty additive manufacturing service bureau. Under the terms of the definitive agreement with Harvest, certain of Harvest’s employees may also qualify for certain retention-related payments.

We believe that the acquisition of Solid Concepts and Harvest, combined with our RedEye Service, will create a leading strategic platform to meet a broad range of customers' additive manufacturing needs and provides opportunities to leverage manufacturing services capabilities. The acquisition of the two companies will also enable us to enhance our expertise in parts production, as well as materials and systems knowhow. We believe that the integration with our existing RedEye Service will enable us to provide our customers with full service offerings that provide a variety of technologies and custom manufacturing solutions and to focus on high-end production applications

On September 23, 2014 we acquired 100% of the outstanding shares of GrabCAD Inc. (“GrabCAD”), which operates GrabCAD Workbench, a cloud based 3D computer aided-design (“CAD”) collaboration platform enabling for engineering teams to manage, share and view CAD files as well as enhancing collaboration tools and improving accessibility relating to 3D CAD content.

This acquisition is expected to enable us to provide our customers with enhanced collaboration tools and improved accessibility relating to 3D CAD content. The addition of GrabCAD Workbench enables us to offer customers a solution to drive communication and ease of use throughout the design and 3D printing process. With GrabCAD we expect to have the opportunity to further partner with CAD vendors and other ecosystem partners while offering innovative collaboration tools related to 3D CAD. GrabCAD also brings us an industry leading team of software professionals with a deep understanding of the needs of designers and engineers as well as global, leading and fast growing community of mechanical engineers.

On August 1, 2014 we acquired certain assets of HAFNER’S BÜRO, which is MakerBot’s reseller in Germany. This acquisition will enable the Company to expand its desktop 3D printing operations throughout the European market.

In April 2014, we acquired certain assets of Interfacial Solutions LLC (“Interfacial Solutions”), a privately held provider of thermoplastics research and development and production services. This transaction is designed to strengthen our materials research and development skills and enable us to become vertically integrated in material development and manufacturing and also increase our materials production space and capacity.

On August 15, 2013, we completed the acquisition of privately-held Cooperation Technology Corporation, which was the direct parent company of MakerBot Industries, LLC, or MakerBot, a leader in desktop 3D printing, and which owned and operated Thingiverse.com, a website dedicated to the sharing of user-created digital files. The aggregate purchase price was $493.7 million and the consideration that we paid consisted primarily of ordinary shares that we issued. For additional details regarding the financial terms of this transaction, see Item 18 of our Annual Report on Form 20-F for the year ended December 31, 2013.

During the third quarter, we continued to globally expand our 3D desktop solutions’ sales channels in the United States through new collaborations with top resellers and in Japan, by leveraging our strong presence of our local subsidiary. We are also expected to expand our penetration in the European market through the acquisition of HAFNER’S BÜRO, as described above.

Summary of Financial Results

Our unaudited consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United State of America, (“GAAP”). In the opinion of our management, all adjustments considered necessary for a fair statement of the unaudited interim consolidated financial statements have been included herein and are of a normal recurring nature. The following discussion compares the actual and results, on a GAAP basis, for the three and nine months ended September 30, 2014 with the corresponding periods in 2013.

Comparison of Three Months Ended September 30, 2014 to Three Months Ended September 30, 2013

Our net sales in the three months ended September 30, 2014 were $203.6 million as compared to net sales of $125.6 million in the three months ended September 30, 2013, representing an increase of 62.1%. The increase was mainly a result of strong business performance in our growing market and the inclusion of a full quarter of MakerBot net sales and the inclusion of Solid Concepts net sales.

For the three months ended September 30, 2014, we recorded net loss attributable to Stratasys Ltd. of $31.3 million, or $0.62 per diluted share, as compared to net loss of $6.6 million or $0.16 per diluted share, for the three months ended September 30, 2013. The increase in the net loss during the three months ended September 30, 2014 was mainly a result of higher merger and acquisition related expenses, due principally to the Solid Concepts transaction, impairment charges and higher amortization expenses, partially offset by higher gross profit, and a favorable effective tax rate, as discussed below.

Results of Operations

The following table sets forth certain statement of operations data for the periods indicated:

	Three Months Ended September 30,
	2014		2013
	U.S. $ in	% of	U.S. $ in	% of
	thousands	Net sales	thousands	Net sales
Net sales	$203,610	100.0%	$125,626	100.0%
Cost of sales	115,763	56.9%	65,034	51.8%
Gross profit	87,847	43.1%	60,592	48.2%
Research and development, net	23,353	11.5%	13,514	10.8%
Selling, general and administrative	110,803	54.4%	51,587	41.1%
Change in fair value of obligations in connection
with acquisitions	5,578	2.7%	1,607	1.3%
Operating loss	(51,887)	-25.5%	(6,116)	-4.9%
Financial expense, net	(1,384)	-0.7%	(452)	-0.4%
Loss before income taxes	(53,271)	-26.2%	(6,568)	-5.2%
Income taxes	(21,919)	-10.8%	80	0.1%
Net loss attributable to Stratasys Ltd.	(31,328)	-15.4%	(6,626)	-5.3%

Discussion of Results of Operations

Net Sales

Net sales of our products and services, as well as the percentage change, were as follows:

	Three Months Ended September 30,
	2014	2013	% Change
	U.S. $ in thousands
Products	$160,200	$107,887	48.5%
Services	43,410	17,739	144.7%
	$203,610	$125,626	62.1%

Products Revenues

Revenues derived from products (including AM systems, consumable materials and other products) increased by $52.3 million for the three months ended September 30, 2014, or 48.5%, as compared to the three months ended September 30, 2013.

The increase in products sales was driven by an organic growth of $37.5 million for the three months ended September 30, 2014, or 34.6% as compared to the three months ended September 30, 2013, as well as the inclusion of a full quarter of MakerBot revenues.

The number of systems shipped increased to 10,965 units as compared to 5,925 units shipped in the three months ended September 30, 2013. Unit sales for the period increased at a higher rate than revenues due to the increased percentage of MakerBot units shipped as those units generally carry a lower average price per unit. The growth in revenue has been driven in part by the continued adoption of our Production series and high-end Design series systems for complex DDM and prototyping applications using a wide range of materials with diverse mechanical and physical properties.

Consumables revenues for the three months ended September 30, 2014 increased by 32.3% as compared to the three months ended September 30, 2013. The increase was driven by acceleration in customer usage and our growing installed base of systems. In particular, the strong sales of our Production series and high-end Design series systems in prior periods contributed to strong consumables sales growth given their relatively higher consumable utilization rates. We believe that our growing installed base, particularly that of the Production series and high-end Design series systems, are positive indicators of consumables revenues growth in future periods.

Services Revenues

Services revenues (including service bureau platform, maintenance and other services) increased by $25.7 million for the three months ended September 30, 2014, or 144.7%, as compared to the three months ended September 30, 2013. The increase in services revenues was primarily attributable to partial inclusion of the revenues of Solid Concepts which was acquired early the third quarter of 2014. Service revenues also increased organically from maintenance contracts and service parts, reflecting our growing installed base of systems.

Revenues by Region

Net sales and the percentage of net sales by region, as well as the percentage change, were as follows:

	Three Months Ended September 30,
	2014		2013		% Change
	U.S.$ in	% of	U.S.$ in	% of
	thousands	Net sales	thousands	Net sales
North America	$116,405	57.2%	$67,449	53.7%	72.6%
EMEA	44,646	21.9%	33,294	26.5%	34.1%
Asia Pacific	39,754	19.5%	23,403	18.6%	69.9%
Other	2,805	1.4%	1,480	1.2%	89.5%
	$203,610	100.0%	$125,626	100.0%	62.1%

Revenues in all regions increased for the three months ended September 30, 2014 as compared to the three months ended September 30, 2013, due to strong demand for our products, as well as the inclusion of a full quarter of MakerBot revenues and Solid Concepts revenues.

Gross Profit

Gross profit for our products and services, as well as the percentage change, were as follows:

	Three Months Ended September 30,
	2014	2013	% Change
Gross profit attributable to:	U.S. $ in thousands
Products	$74,763	$54,322	37.6%
Services	13,084	6,270	108.7%
	$87,847	$60,592	45.0%

Gross profit as a percentage of net sales for our products and services, as well as the percentage change, were as follows:

	Three Months Ended September 30,
Gross profit as a percentage of revenues from:	2014	2013	% Change
Products	46.7%	50.4%	-7.3%
Services	30.1%	35.3%	-14.7%
Total gross profit	43.1%	48.2%	-10.5%

Gross profit attributable to products sales increased by $20.5 million, or 37.6%, to $74.8 million for the three months ended September 30, 2014 as compared to $54.3 million for the three months ended September 30, 2013. Gross profit from services increased by $6.8 million, or 108.7%, to $13.1 million for the three months ended September 30, 2014 as compared to $6.3 million for the three months ended September 30, 2013.

The increase is primarily a result of an increase in revenues across all product lines and the inclusion of a full quarter of MakerBot results for the third quarter of 2014 as well as the inclusion of Solid Concepts results.

Gross profit attributable to products sales as a percentage of revenue decreased to 46.7% for the three months ended September 30, 2014 as compared to 50.4% for the three months ended September 30, 2013, mainly due to impairment charges of $11.6 million related to our Digitizer desktop 3D scanner (“Digitizer”) which was partially offset by the product mix sales that favored our higher-margin Production series and high-end Design series systems and strong growth in our high-margin consumables sales.

Gross profit from services as a percentage of services revenues in the three months ended September 30, 2014 decreased from 35.3% to 30.1% as compared to the three months ended September 30, 2013. The decrease primarily reflects Solid Concepts and Harvest merger related expenses during the quarter.

Operating Expenses

The amount of each type of operating expense, as well as the percentage change and total operating expenses as a percentage of our total net sales, were as follows:

	Three Months Ended September 30,
	2014	2013	% Change
	U.S. $ in thousands
Research and development, net	$23,353	$13,514	72.8%
Selling, general & administrative	110,803	51,587	114.8%
Change in fair value of obligations in
connection with acquisitions	5,578	1,607	247.1%
	$139,734	$66,708	109.5%
Percentage of net sales	68.6%	53.1%

Research and development expenses, net for the three months ended September 30, 2014 increased by $9.8 million, or 72.8% as compared to the three months ended September 30, 2013. The increase was primarily due to the inclusion of a full quarter of MakerBot results and an increase in headcount to support new research and development initiatives. The headcount increase reflects our continued investments in research and development projects, focusing on enhancing our AM technologies and developing consumables that offer an even broader array of physical, mechanical and aesthetic properties, aimed at broadening user applications. An additional increase in our research and development expense is due to impairment charges of $3.0 million related to research and development projects for our Digitizer.

Research and development expense, net for three months ended September 30, 2014 as a percentage of sales was 11.5%, compared to 10.8% in the three months ended September 30, 2013. Selling, general and administrative expenses for the three months ended September 30, 2014 amounted to $110.8 million, compared to $51.6 million for the three months ended September 30, 2013.

Selling, general and administrative expenses for the three months ended September 30, 2014 as percentage of net sales were 54.4%, compared to 41.1% for the three months ended September 30, 2013.

The increase primarily reflects merger, retention and other integration expenses amounting to $26.9 million following the acquisition of Solid Concepts and Harvest as well as the inclusion of a full quarter of MakerBot’s selling, general and administrative expenses and higher expenses for strategic and marketing initiatives, an increase in amortization of acquired intangible assets of $2.6 million and a headcount increase to support our growth.

During the three months ended September 30, 2014 we recorded an expense of $5.6 million, compared to $1.6 million for the three months ended September 30, 2013, due to the revaluation of obligations in connection with acquisitions. The increase is due to revaluation of the deferred consideration as part of the Solid Concepts transaction which was partially offset by the revaluation of the earn-out payment of the MakerBot transaction.

Operating Loss

Operating loss and operating loss as a percentage of our total net sales, as well as the percentage change in operating loss, were as follows:

	Three Months Ended September 30,
	2014	2013
	U.S. $ in thousands
Operating loss	$(51,887)	$(6,116)

Percentage of net sales	-25.5%	-4.9%

Operating loss for the three months ended September 30, 2014 amounted to $51.9 million compared to an operating loss of $6.1 million for the three months ended September 30, 2013. The increase in operating loss was primarily related to higher merger, retention and integration expenses, mainly due to the Solid Concepts transaction, impairment charges and additional expenses that were recorded due to the revaluation of obligations in connection with the acquisitions. The increase in operating loss was partially offset by higher gross profit as described above.

Financial expense, net

Financial expenses, net which comprised mainly foreign currencies effects and interest expense, net, were $1.4 million for the three months ended September 30, 2014, compared to a financial and other expense, net of $0.5 million for the three months ended September 30, 2013. The increase is mainly due to changes in the rate of exchange between the U.S. dollar and the local currencies in the markets in which we operate (primarily the Euro), partially offset by revaluation of forward contracts that hedged the corresponding currency exposure.

Income Taxes

Income taxes and income taxes as a percentage of net loss before taxes, as well as the percentage change, were as follows:

	Three Months Ended
	September 30,
	2014	2013
	U.S. $ in thousands
Income taxes	$(21,919)	$80

As a percent of loss before
income taxes	41.1%	-1.2%

Our effective tax rate for the three months ended September 30, 2014 was 41.1% compared to a negative tax rate of 1.2% for the three months ended September 30, 2013. Our effective tax rate has varied significantly due to the changes in the mix of income (loss) between the U.S. and Israel, as well as the impact of the tax benefit as a result of the realization of the deferred tax liability associated with the amortization of the intangible assets.

The income of $1.9 million attributable to the change in fair value of the Company’s earn-out obligations in the three month periods ended September 30, 2014, is non-taxable, and therefore had a significant impact on the effective tax rate in this period.

In addition, during the third quarter of 2014, the Company adjusted its estimation of long-term tax rates in Israel. As a result, the Company recorded an approximately $3.2 million in its income tax expense and an increase in its deferred tax liabilities associated with the amortization of the intangible assets.

Net Loss and Net Loss Per Share Attributable to Stratasys Ltd.

Net loss and net loss as a percentage of our total net sales, as well as the percentage change, were as follows:

	Three Months Ended September 30,
	2014	2013	% Change
	U.S. $ in thousands
Net loss attributable to Stratasys Ltd.	$(31,328)	$(6,626)	372.8%
Percentage of net sales	-15.4%	-5.3%
Diluted loss per share	$(0.62)	$(0.16)

This increase of the net loss attributable to Stratasys Ltd was due to the factors that were previously discussed, primarily the increase in our selling, general and administrative expenses due to higher merger, retention and integration expenses, which was partially offset by higher gross profit and favorable effective tax rate in the three months ended September 30, 2014, as compared to the three months ended September 30, 2013.

The weighted average fully diluted share count for the three months ended September 30, 2014 was 50.5 million, compared to 42.0 million for the three months ended September 30, 2013. The increase is primarily due to the public offering of 5.2 million shares and the issuance of 3.9 million shares in connection with the MakerBot transaction during the third quarter of 2013 which did not have a full effect on the weighted average number of shares in the three months ended September 30, 2013, as well as shares issued during the three months ended September 30, 2014 in connection with the acquisitions of Solid Concepts and Harvest, which increased the weighted average share count by 0.9 million.

Diluted loss per share was $0.62 for the three months ended September 30, 2014, compared to a diluted loss per share of $0.16 for the three months ended September 30, 2013. In computing the loss per share for the three months ended September 30, 2014 and 2013, no adjustments were made to take into account any possible dilution to the basic loss per share because their inclusion would have had an anti-dilutive effect on the diluted net loss per share.

Comparison of Nine Months Ended September 30, 2014 to Nine Months Ended September 30, 2013

General

In general, the factors mentioned above that explain quarterly changes on a year-over-year basis are also relevant to a comparison of the results for the nine months ended September 30, 2014 and 2013. Additional factors affecting the nine months comparison are described below.

The following table presents certain financial data as a percentage of net sales for the periods indicated:

	Nine Months Ended September 30,
	2014		2013
	U.S. $ in	% of	U.S. $ in	% of
	thousands	Net sales	thousands	Net sales
Net sales	$533,016	100.0%	$329,318	100.0%
Cost of sales	275,807	51.7%	180,947	54.9%
Gross profit	257,209	48.3%	148,371	45.1%
Research and development, net	59,081	11.1%	34,640	10.5%
Selling, general and administrative	256,349	48.1%	137,577	41.8%
Change in fair value of obligations in connection
with acquisitions	(1,289)	-0.2%	1,607	0.5%
Operating loss	(56,932)	-10.7%	(25,453)	-7.7%
Financial income (expense), net	(2,383)	-0.4%	200	0.1%
Loss before income taxes	(59,315)	-11.1%	(25,253)	-7.7%
Income taxes	(31,877)	-6.0%	(337)	-0.1%
Net loss attributable to Stratasys Ltd.	(27,414)	-5.1%	(24,962)	-7.6%

Discussion of Results of Operations

Net Sales

Net sales of our products and services, as well as the percentage change, were as follows:

	Nine Months Ended September 30,
	2014	2013	% Change
	U.S. $ in thousands
Products	$443,542	$279,910	58.5%
Services	89,474	49,408	81.1%
	$533,016	$329,318	61.9%

Products Revenues

Revenues derived from products (including AM systems, consumable materials and other products) increased by $163.6 million for the nine months ended September 30, 2014, or 58.5%, as compared to the nine months ended September 30, 2013.

The increase in products sales was driven by an organic growth of $95.5 million for the nine months ended September 30, 2014, or 33.9% as compared to the nine months ended September 30, 2013, as well as the inclusion of MakerBot revenues for the full period.

The number of systems shipped increased to 34,629 units as compared to 8,354 units shipped in the nine months ended September 30, 2013. The increase in both revenues and number of units shipped primarily reflects sales growth across all product lines as well as the inclusion of MakerBot revenues and unit sales that were only partially reflected in the nine months ended September 30, 2013.

Consumables revenues for the nine months ended September 30, 2014 increased by 34.5% as compared the nine months ended September 30, 2013. The increase was driven by acceleration in customer usage and our growing installed base of systems.

Services Revenues

Services revenues (including the service bureau platform, maintenance and other service) increased by $40.0 million for the nine months ended September 30, 2014, or 81.1%, as compared to the nine months ended September 30, 2013. The increase in services revenues was primarily attributable to inclusion of Solid Concepts revenues as well as, organic increase from maintenance contracts and service parts, reflecting our growing installed base of systems.

Revenues by Region

Net sales and the percentage of net sales by region, as well as the percentage change, were as follows:

	Nine Months Ended September 30,
	2014		2013		% Change
	U.S. $ in	% of	U.S. $ in	% of
	thousands	Net sales	thousands	Net sales
North America	$286,237	53.7%	$177,815	54.0%	61.0%
EMEA	129,389	24.3%	84,869	25.8%	52.5%
Asia Pacific	110,078	20.7%	62,723	19.0%	75.5%
Other	7,312	1.3%	3,911	1.2%	87.0%
	$533,016	100.0%	$329,318	100.0%	61.9%

Revenues in all regions increased for the nine months ended September 30, 2014 as compared to the nine months ended September 30, 2013, due to strong demand for our products, as well as the inclusion of MakerBot revenues for the full period and the inclusion of Solid Concepts revenues.

Gross Profit

Gross profit for our products and services, as well as the percentage change, were as follows:

	Nine Months Ended September 30,
	2014	2013	% Change
Gross profit attributable to:	U.S.$ in thousands
Products	$223,689	$131,571	70.0%
Services	33,520	16,800	99.5%
	$257,209	$148,371	73.4%

Gross profit as a percentage of net sales for our products and services, as well as the percentage change, were as follows:

	Nine Months Ended September 30,
Gross profit as a percentage of revenues from:	2014	2013	% Change
Products	50.4%	47.0%	7.3%
Services	37.5%	34.1%	9.9%
Total gross profit	48.3%	45.1%	7.1%

Gross profit attributable to products sales increased by $92.1 million, or 70.0%, to $223.7 million for the nine months ended September 30, 2014 as compared to $131.6 million for the nine months ended September 30, 2013. Gross profit from services increased by $16.7 million, or 99.5%, to $33.5 million for the nine months ended September 30, 2014 as compared to $16.8 million for the nine months ended September 30, 2013.

Operating Expenses

The amount of each type of operating expense, as well as the percentage change and total operating expenses as a percentage of our total net sales, were as follows:

	Nine Months Ended September 30,
	2014	2013	% Change
	U.S.$ in thousands
Research and development, net	$59,081	$34,640	70.6%
Selling, general & administrative	256,349	137,577	86.3%
Change in the fair value of obligations
in connection with acquisitions	(1,289)	1,607	-180.2%
	$314,141	$173,824	80.7%

Percentage of net sales	58.9%	52.8%

Research and development expenses, net for the nine months ended September 30, 2014 increased by $24.4 million, or 70.6%, as compared to the nine months ended September 30, 2013.

Research and development expense, net for the nine months ended September 30, 2014 as a percentage of sales was 11.1%, as compared to 10.5% for the nine months ended September 30, 2013.

Selling, general and administrative expenses for the nine months ended September 30, 2014 amounted to $256.3 million, compared to $137.6 million for the nine months ended September 30, 2013.

Selling, general and administrative expenses for the nine months ended September 30, 2014 as percentage of net sales was approximately 48.1%, compared to 41.8% for the nine months ended September 30, 2013.

The increase primarily reflects merger related, retention related and other integration costs following the acquisition of Solid Concepts and Harvest and inclusion of a full quarter of MakerBot’s selling, general and administrative expenses, as well as higher expenses for strategic and marketing initiatives, an increase in amortization of acquired intangible assets of $2.6 million and a headcount increase to support our growth.

During the nine months ended September 30, 2014 we recorded a gain of $1.3 million, compared to an expense of $1.6 million for the nine months ended September 30, 2013, due to the revaluation of obligations in connection with acquisitions. The gain was due to the revaluation of the earn-out payment of the MakerBot transaction and was partially offset by the revaluation of the deferred consideration as part of the Solid Concepts transaction.

Operating Loss

Operating loss and operating loss as a percentage of our total net sales, as well as the percentage change in operating loss, were as follows:

	Nine Months Ended September 30,
	2014	2013	% Change
	U.S. $ in thousands
Operating loss	$(56,932)	$(25,453)	123.7%

Percentage of net sales	-10.7%	-7.7%	38.2%

Operating loss for the nine months ended September 30, 2014 amounted to $56.9 million compared to an operating loss of $25.5 million for the nine months ended September 30, 2013. The increase in operating loss was due to factors that were previously discussed.

Financial income (expense), net

Financial expense, net which comprised mainly foreign currencies effects and interest expense, net was $2.4 million for the nine months ended September 30, 2014, compared to a financial income, net of $0.2 million for the nine months ended September 30, 2013.

Income Taxes

Income taxes and income taxes as a percentage of net loss before taxes, as well as the percentage change, were as follows:

	Nine Months Ended
	September 30,
	2014	2013
	U.S. $ in thousands
Income taxes	$(31,877)	$(337)

As a percent of loss
before income taxes	53.7%	1.3%

Our effective tax rate for the nine months ended September 30, 2014 was 53.7% compared to effective tax rate of 1.3% for the nine months ended September 30, 2013. Our effective tax rate has varied significantly due to the changes in mix of income (loss) between the U.S. and Israel, and the impact of the tax benefit as a result of the realization of the deferred tax liability associated with the amortization of the intangible assets. The income of $8.8 million attributable to the change in fair value of our earn-out obligations in the nine months ended September 30, 2014 is non-taxable, and therefore had a significant impact on the effective tax rate.

In addition, during the third quarter of 2014, the Company adjusted its estimation of long-term tax rates in Israel. As a result, the Company recorded an approximately $3.2 million in its income tax expense and an increase in its deferred tax liabilities associated with the amortization of the intangible assets.

Net Loss and Net Loss Per Share Attributable to Stratasys Ltd.

Net loss and net loss as a percentage of our total net sales, as well as the percentage change, were as follows:

	Nine Months Ended September 30,
	2014	2013	% Change
	U.S. $ in thousands
Net loss attributable to Stratasys Ltd.	$(27,414)	$(24,962)	9.8%

Percentage of net sales	-5.1%	-7.6%

Diluted net loss per share	$(0.55)	$(0.63)

This increase in net loss attributable to Stratasys Ltd for the nine months ended September 30, 2014 as compared to the nine months ended September 30, 2013 was due to the factors previously discussed, primarily the increase in our selling, general and administrative expenses due to higher merger related expenses and retention expenses primarily due to Solid Concepts transaction as well as impairment charges related to our Digitizer. This negative effect was partially offset by higher gross profit and favorable effective tax rate in the nine months ended September 30, 2014, as compared to the nine months ended September 30, 2013.

The weighted average fully diluted share count for the nine months ended September 30, 2014 was 49.7 million, compared to 39.8 million for the nine months ended September 30, 2013.

Supplemental Operating Results on a Non-GAAP Basis

The following non-GAAP data, which excludes the categories of expenses described below, are non-GAAP financial measures. Our management believes that these non-GAAP financial measures are useful information for investors and shareholders of our company in gauging our results of operations (x) on an ongoing basis after excluding merger and acquisition related expense, and (y) excluding non-cash charges such as, share-based compensation, amortization of intangible assets, and impairment charges that either do not reflect actual cash outlays that impact our liquidity and our financial condition or have a non-recurring impact on the income statement, as assessed by management. These non-GAAP financial measures are presented to permit investors to more fully understand how management assesses our performance. The limitations of using these non-GAAP financial measures as performance measures are that they provide a view of our results of operations without including all events during a period, such as the effects of merger-related, non-cash compensation and other charges, and may not provide a comparable view of our performance to other companies in our industry. The presentation of these non-GAAP measures is not meant to be considered in isolation or as an alternative to any measure of financial performance calculated in accordance with GAAP.

Reconciliation of GAAP to Non-GAAP Results of Operations

The following tables present the GAAP measures, the corresponding non-GAAP amounts and related non-GAAP adjustments for the applicable periods:

		Three Months Ended September 30,
		2014	Non-GAAP	2014	2013	Non-GAAP	2013
		GAAP	Adjustments	Non-GAAP	GAAP	Adjustments	Non-GAAP
		U.S. dollars and shares in thousands (except per share amounts)
	Gross profit (1)	$87,847	$30,996	$118,843	$60,592	$13,542	$74,134
	Operating income (loss) (1,2)	(51,887)	$83,688	31,801	(6,116)	30,347	24,231
	Net income (loss) attributable to
	Stratasys Ltd. (1,2,3)	(31,328)	$61,419	30,091	(6,626)	26,646	20,020
	Diluted net income (loss) per share attributable
	to Stratasys Ltd. (4)	(0.62)	$1.20	0.58	(0.16)	0.61	0.45

(1)	Acquired intangible assets amortization
	expense		14,864			11,579
	Impairment charges		11,635
	Deferred revenue purchase price
	adjustments		-			1,107
	Non-cash stock-based compensation
	expense		1,282			793
	Merger related expense		3,215			63
			30,996			13,542

(2)	Acquired intangible assets amortization
	expense		6,474			3,838
	Impairment charges		3,000
	Non-cash stock-based compensation
	expense		6,315			5,819
	Change in fair value of obligations in connection with
	acquisitions		5,578			4,801
	Merger and acquisition related expense		31,325			2,347
			52,692			16,805
			83,688			30,347

(3)	Tax expense related to adjustments		(22,269)			(3,640)
	Depreciation and amortization expense
	attributable to non-controlling interest		-			(61)
			$61,419			$26,646

(4)	Weighted average number of ordinary shares outstanding-
	Diluted	50,490		52,261	41,976		44,289

		Nine Months Ended September 30,
		GAAP	Non-GAAP	2014	GAAP	Non-GAAP	2013
		2014	Adjustments	Non-GAAP	2013	Adjustments	Non-GAAP
		U.S. dollars and shares in thousands (except per share amounts)
	Gross profit (1)	$257,209	$60,473	$317,682	$148,371	$46,789	$195,160
	Operating income (loss) (1,2)	(56,932)	$140,251	83,319	(25,453)	91,695	66,242
	Net income (loss) attributable to
	Stratasys Ltd. (1,2,3)	(27,414)	$106,098	78,684	(24,962)	81,127	56,165
	Diluted net income (loss) per share attributable				(0.63)	1.96	1.33
	to Stratasys Ltd. (4)	(0.55)	$2.08	1.53

(1)	Acquired intangible assets amortization
	expense		42,119			42,121
	Impairment charges		11,635			-
	Deferred revenue purchase price
	adjustments		235			2,321
	Non-cash stock-based compensation
	expense		3,228			2,059
	Merger and acquisition related expense		3,256			288
			60,473			46,789

(2)	Acquired intangible assets amortization
	expense		17,344			14,758
	Impairment charges		3,000
	Non-cash stock-based compensation
	expense		18,183			15,403
	Change in fair value of obligations in connection
	with acquisitions		(1,289)			4,801
	Merger and acquisition related expense		42,540			9,944
			79,778			44,906
			140,251			91,695

(3)	Tax expense related to adjustments		(34,153)			(10,442)
	Depreciation and amortization expense
	attributable to non-controlling interest		-			(126)
			$106,098			$81,127

(4)	Weighted average number of ordinary shares
	outstanding- Diluted	49,717		51,573	39,754		42,185

Liquidity and Capital Resources

A summary of our statement of cash flows is as follows:

	Nine Months Ended September 30,
	2014	2013
	In thousands
Net income (loss)	$(27,438)	$(24,916)
Depreciation and amortization	79,155	66,421
Impairment Charges	14,635
Deferred income taxes	(45,188)	(16,875)
Stock-based compensation	21,411	17,463
Excess tax benefit from stock options	(916)	(1,962)
Change in obligations in connection with acquisitions	(1,289)	1,607
Other non-cash items	5,027	(656)
Change in working capital and other	(46,443)	(24,668)
Net cash provided (used in) by operating and other activities	(1,046)	16,414
Net cash from used in investing activities	(74,063)	(210,325)
Net cash provided by financing activities	45,538	474,908
Effect of exchange rate changes on cash	(1,016)	67
Net change in cash and cash equivalents	(30,587)	281,064
Cash and cash equivalents, beginning of period	414,088	133,826
Cash and cash equivalents, end of period	$383,501	$414,890

Our cash and cash equivalents balance decreased to $383.5 million at September 30, 2014 from $414.1 million at December 31, 2013. The decrease in cash and cash equivalents in the nine months ended September 30, 2014 was primarily due to cash used in investing activities in an amount of $74.1 million which we used to fund our acquisitions and cash used for purchases of property, plant and equipment to support our growing business. During the nine months ended September 30, 2014, cash flows used in operating activities amounted to $1.0 million and cash flow provided by financing activity amounted to $45.5 million primarily due to the proceeds from borrowing under our credit facility. The cash and cash equivalent balance as of September 30, 2013 was mainly attributed to the net proceeds from the sale of 5,175,000 of our ordinary shares, partially offset by cash and cash equivalents used in investing activities, which primarily reflected the increase in short-term bank deposits.

Cash flows from operating activities

We used cash in operating activities of $1.0 million during the nine months ended September 30, 2014. Net loss of $27.4 million was favorably adjusted due to non-cash charges for depreciation and amortization and stock-based compensation expense offset mainly by the changes in the deferred income taxes and in working capital items. The changes in the deferred income taxes of $45.2 million and the changes in working capital and other of $46.4 million unfavorably affected cash from operating activities. The increase in the working capital consisted mainly of an increase in inventories of $31.7 million and accounts receivable of $32.8 million, offset by an increase in other current liabilities of $20.0 million. The change in our working capital is mainly due to strong order flow.

During the nine months ended September 30, 2013, we generated cash from operating activities of $16.4 million. The net loss of $24.9 million was favorably adjusted due to non-cash charges in depreciation and amortization, the change in the earn-out obligations and a stock-based compensation expense. Changes in working capital and other using cash from operations included a $21.6 million increase in accounts receivable due to strong order flow and the Stratasys-Objet merger and an increase in inventory of $15.6 million in anticipation of strong order flow expected as a result of the Stratasys-Objet merger. Cash flows from operating activities were favorably affected due to a $6.7 million increase in unearned revenues and a $5.7 million increase in non-current liabilities.

Cash flows from investing activities

We used cash of $74.1 million in our investing activities during the nine months ended September 30, 2014. Cash used to fund our acquisition and to purchase property and equipment, was partially offset by cash provided due to the change in short-term bank deposits.

We used $141.7 million to fund our acquisitions. We also used non-cash consideration to fund our strategic acquisitions. For further details, see also note 2, Acquisitions, in the notes to our unaudited consolidated financial statements attached as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K.

Property, plant and equipment purchases totaled $43.8 million. Our principal property, plant and equipment purchases were for the enhancement of our manufacturing capabilities of our facilities in Israel and the United States and for our new facility in Germany. We also paid for machinery and other equipment to support our growing service bureau platform, and also purchased of engineering development equipment, building and leasehold improvements and computer systems.

In the nine months ended September 30, 2014, $116.0 million was provided by the change in short-term bank deposits due to the maturity of those deposits.

We used cash of $210.3 million in our investing activities during the nine months ended September 30, 2013. Cash used in our investing activities included a $179.9 million increase in short-term bank deposits and $20.6 million of property, plant and equipment purchases.

Cash flows from financing activities

Net cash provided by financing activities in the nine months ended September 30, 2014 was $45.5 million.

Cash provided by financing activities was mainly attributed to our borrowing of $50 million under our credit facility during the third quarter.

During the second quarter of 2014, we paid the first earn-out period obligation in connection with MakerBot transaction in cash in the amount of $10.8 million. Cash used in financing activities, was partially offset by proceeds of $7.6 million from the exercise of stock options and the related excess tax benefit.

During the nine months ended September 30, 2013, the net proceeds from the offering of 5,175,000 of our ordinary shares, in September 2013, provided cash of $462.9 million. Proceeds from the exercise of stock options and the related excess tax benefit provided cash of $12.0 million.

Capital resources and capital expenditures

Our total current assets amounted to $795.4 million at September 30, 2014, of which $458.9 million consisted of cash and cash equivalents and short-term bank deposits. Total current liabilities amounted to $248.8 million. Our cash and cash equivalents and short-term bank deposits are primarily held in banks in Israel, Switzerland and the U.S., with only minor amounts subject to any restrictions on movement of balances within our company and our subsidiaries. We estimate that we will spend between approximately $50.0 million and $70.0 million in 2014 for property, plant and equipment.

Revolving credit facility

Pursuant to a credit agreement, dated November 7, 2013, with Bank of America, N.A., or BofA, as administrative agent and swing line lender, and the other lenders party thereto, our Company (via Stratasys International Ltd., our wholly-owned subsidiary, which serves as borrower) has in place a five year revolving credit facility in an aggregate principal amount of up to $250 million. The revolving credit facility permits swing line loans of up to the lesser of: (1) $25 million and (2) the aggregate commitments of all of the lenders. All of the obligations under the credit agreement are unconditionally guaranteed by our company and by our (and the borrower’s) active U.S. and Israeli subsidiaries (excluding, through the end of 2014, MakerBot and its subsidiaries)

The credit agreement contains customary representations and warranties, and affirmative and negative covenants. The negative covenants include, without limitation, restrictions on indebtedness, liens, investments, and certain dispositions. The negative covenants are each subject to a number of specific exceptions, as well as broader exceptions which are a function of our consolidated financial status. These broader exceptions include, among other things, the ability of our company, the borrower, or any of their subsidiaries to make investments, consummate acquisitions (as such terms are defined in the credit agreement), and incur additional unsecured indebtedness in the form of convertible unsecured bonds or similar convertible securities, as long as certain conditions are met. During the third quarter of 2014 we borrowed $50 million under the credit facility to support the funding of our growing business. We believe that we were in compliance with the all covenants under the credit agreement as of September 30, 2014.

For a more complete description of the credit facility, please see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Revolving Credit Facility” in our Annual Report on Form 20-F for the year ended December 31, 2013.

We believe that we will have adequate cash and cash generated from operating activities to fund our ongoing operations for the next 12 months. We may make investments in fixed assets, process improvements, information technology, or IT, and human resource development activities that will be required for future growth.

Acquisitions

The initial MakerBot merger consideration was in the form of the issuance of our ordinary shares. MakerBot shareholders could also qualify for two earn-out payments. The first payment was for the six-month period ended December 31, 2013, which amounted to $10.8 million and which was paid in cash during April 2014. The second payment is for the year ending December 31, 2014, for which MakerBot shareholders can qualify for up to 0.8 million shares depending on the level of achievement of financial metrics for that year. The value of any shares earned will be equal to the price of Stratasys ordinary shares on the date the amount of shares is determined. For example, had the maximum of 0.8 million shares been earned for the second earn-out period and based on the Company share price as of September 30, 2014, the total value would be $96.6 million. The earn-out payments can be made by issuance of our shares or in cash, or a combination thereof, at our discretion. Certain MakerBot employees participate in a performance bonus plan in connection with the MakerBot transaction. Participating employees are entitled, contingent on certain continuing employment conditions, to bonus payments that in the aggregate will equal dollar-for-dollar, the actual amounts determined in the earn-out calculation. Any bonus earned in the second earn-out period will be paid upon vesting, with the issuance of our shares or in cash, or a combination thereof, at our discretion.

As discussed in note 2, Acquisitions, in the notes to our unaudited consolidated financial statements attached as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K, we acquired Solid Concepts on July 14, 2014. At the closing, we paid approximately $162 million as part of the purchase price and other related expenses, of which $60 million was paid in cash and $98 million was paid in our shares; $4 million balance of the initial purchase price was deferred for six months and will be paid in cash. The remaining related payments, including deferred payments consideration and retention bonus are subject to certain adjustments based on our share price. Based on the Company’s share price as of September 30, 2014 the total undiscounted amount of the deferred payments consideration and retention bonus is approximately $125 million. Subject to certain requirements for cash payments, the Company retains the discretion to settle any of the amounts payable under the Solid Concepts transaction in its shares, cash or any combination of the two.

We believe that our existing cash reserves and our revolving credit facility will be adequate to permit us to make the cash payments if we choose to pay the remaining amount in cash.

As part of our business strategy, we plan to consider and, as appropriate, make acquisitions of other businesses, products, product rights or technologies. Our cash reserves, revolving credit facility and other liquid assets may be inadequate to consummate such acquisitions and it may be necessary for us to issue shares or raise substantial additional funds in the future to complete future transactions. In addition, as a result of our acquisition efforts, we are likely to experience significant charges to earnings and significant cash outflows for mergers and related expenses (whether or not our efforts are successful) that may include transaction costs, closing costs or costs of restructuring activities.

Critical Accounting Policies

We have prepared our consolidated financial statements and related disclosures in conformity with accounting principles generally accepted in the United States of America. This has required us to make estimates, judgments, and assumptions that affected the amounts we reported. Actual results may differ from those estimates. To facilitate the understanding of our business activities, certain accounting policies that are important to the presentation of our financial condition and results of operations and that require management’s subjective judgments are described in our Annual Report on Form 20-F for the year ended December 31, 2013. We base our judgments on our experience and various assumptions that we believe to be reasonable under the circumstances.

Forward-looking Statements and Factors That May Affect Future Results of Operations

Certain information included in or incorporated by reference into the Form 6-K may be deemed to be “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are those that predict or describe future events or trends and that do not relate solely to historical matters. You can generally identify forward-looking statements as statements containing the words “may,” “will,” “could,” “should,” “expect,” “anticipate,” “intend,” “estimate,” “believe,” “project,” “plan,” “assume” or other similar expressions, or negatives of those expressions, although not all forward-looking statements contain these identifying words.

These forward-looking statements may include, but are not limited to, statements regarding our future strategy, future operations, projected financial position, proposed products, estimated future revenues, projected costs, future prospects, the future of our industry and results that might be obtained by pursuing management’s current plans and objectives.

You should not place undue reliance on our forward-looking statements because the matters they describe are subject to certain risks, uncertainties and assumptions that are difficult to predict. Our forward-looking statements are based on the information currently available to us and speak only as of the date of this Form 6-K. Over time, our actual results, performance or achievements may differ from those expressed or implied by our forward-looking statements, and such difference might be significant and materially adverse to our shareholders. We undertake no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things:

  our ability to continue efficiently and successfully integrate the operations of Stratasys, Inc. and Objet Ltd. after their merger as well as MakerBot, Solid Concepts, Harvest and GrabCAD after their acquisition and to successfully establish and execute effective post-acquisition integration plans;

  the overall global economic environment;

  the impact of competition and new technologies;

  general market, political and economic conditions in the countries in which we operate;

  projected capital expenditures and liquidity;

  changes in our strategy;

  government regulations and approvals;

  changes in customers’ budgeting priorities;

  Reduction in our profitability due to shifting in our product mix too far into lower margin products or our shifting in our revenues mix significantly towards our AM services business.

  Possible additional liability relating to parts manufactured by our digital manufacturing services;

  litigation and regulatory proceedings; and

  those factors referred to in Item 3.D “Key Information - Risk Factors”, Item 4 “Information on the Company”, and Item 5 “Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2013, as well as in that annual report generally.

Readers are urged to carefully review and consider the various disclosures made throughout the Form 6-K of which this Operating and Financial Review is a part, our Annual Report on Form 20-F for the year ended December 31, 2013, and in our other reports filed with or furnished to the SEC, which are designed to advise interested parties of the risks and factors that may affect our business, financial condition, results of operations and prospects.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT RISK

Reference is made to "Quantitative and Qualitative Disclosures About Market Risk" (Item 11) in our Annual Report on Form 20-F for the year ended December 31, 2013.

LEGAL PROCEEDINGS

We are subject to various litigation and other legal proceedings. For a discussion of certain of these matters that we deem to be material to the Company, see Note 9-"Contingencies" in the notes to our unaudited consolidated financial statements attached as Exhibit 99.1 to the in the Form 6-K.